Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Announces New Strategic Alliance to Explore Growth Opportunities in the Corn Market

SHANGHAI, April 28, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd ("Nisun" or the "Company") (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company's controlled affiliate, Fintech (Henan) Supply Chain Management Co. Ltd. (“Fintech Henan”), has entered into a procurement agreement (the "Agreement") with Tancheng County Yuxin Grains Trading Co. Limited (“Tancheng Yuxin”), a company primarily engaged in the purchase and sales of grains and other agricultural products. The Agreement represents a key initiative of the Company's supply chain business strategy to respond to the national policy of rural revitalization and explore growth opportunities in the corn market.

Corn is a widely used crop with diverse applications, including the production of corn starch, animal feed, ethanol, sweeteners, papers, and more. With a large population base, escalating consumption structure, and the rapid development of China's farming and corn processing industry, China’s demand for corn is on the upswing. Despite being the second largest corn producer in the world, China is expected to import 18 million tonnes of corn in the 2022-23 marketing year and to consume 290.5 million tonnes domestically. The China Corn Market is projected to register a compound annual growth rate of 3.1% from 2023 to 2028.

The Agreement was executed as a part of Nisun’s supply chain trading operations. Under the Agreement, Fintech Henan will purchase corn from Tancheng Yuxin based on orders from Xinyi Muyuan Grains Trading Co. Limited (“Muyuan”). The products will be delivered to Muyuan’s warehouse in batches. Muyuan will make full payment to Fintech Henan within seven days of receiving the invoice from Tancheng Yuxin.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are excited to sign the Agreement with Tancheng Yuxin. Tancheng Yuxin has a proven track record of offering exceptional products, and we are confident that this collaboration will enable us to further enhance our supply chain services and deliver greater value to our supply chain partners. We look forward to a fruitful and long-lasting partnership with Tancheng Yuxin. In the future, we will continue to pursue growth avenues in the agriculture sector and play an even greater role in facilitating rural revitalization.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com